Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980

D: +1 202.383.0176
F: +1 202.637.3593

stevenboehm@
eversheds-sutherland.com

August 20, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

 Re: **Form 40-33 – Civil Action Documents Filed With Regard To
 Capitala Finance Corp. et al. (File No. 814-01022)**

Ladies and Gentlemen:

On behalf of Capitala Finance Corp. (the "***Company***"), and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of an Order granting the Defendants' motion to dismiss without prejudice the case of Laurence Paskowitz and Karen Story, Plaintiffs, vs. Capitala Finance Corp., Joseph B. Alala III and Stephen A. Arnall, Defendants, in the United States District Court, Western District of North Carolina, Charlotte Division, involving the Company and certain officers and directors of the Company.

If you have any questions regarding this submission, please do not hesitate to call Vlad M. Bulkin at (202) 383-0815 or me at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc: Joseph B. Alala III, *Capitala Finance Corp.*
 Stephen A. Arnall, *Capitala Finance Corp.*
 Richard G. Wheelahan III, *Capitala Finance Corp.*
 Vlad M. Bulkin, *Eversheds Sutherland (US) LLP*

IN THE UNITED STATES DISTRICT COURT
FOR THE WESTERN DISTRICT OF NORTH CAROLINA
CHARLOTTE DIVISION
CIVIL ACTION NO. 3:18-CV-00096-KDB-DSC

LAURENCE PASKOWITZ	)	
KAREN STORY,	)	
	)	
Plaintiffs,	)	
	)	
v.	)	**ORDER**
	)	
STEPHEN A. ARNALL	)	
CAPITALA FINANCE CORP.	)	
JOSEPH B. ALALA, III,	)	
	)	
Defendants.	)	
	)	

THIS MATTER is before the Court on "Defendants' Motion to Dismiss Plaintiffs' Amended Class Action Complaint for Violation of the Federal Securities Laws," Doc. 56, filed August 14, 2018; "Plaintiffs' Motion to Strike Certain Exhibits to the Declaration of Bethany M. Rezek in Support of Defendants' Motion…," Doc. 60, filed September 28, 2018; the Memorandum and Recommendation and Order of the Honorable Magistrate Judge David S. Cayer ("M&R") entered January 7, 2019, Doc. 67; Defendants' Objection to the M&R, Doc. 68; Plaintiffs' Reply to Defendants' Objection, Doc. 70; and the parties' associated briefs and exhibits that have been considered in accordance with this Order. For the reasons stated below, the Court finds that Plaintiffs' Amended Complaint should be dismissed without prejudice and further finds that the Plaintiffs' Motion to Strike Certain Exhibits to the Declaration of Bethany M. Rezek should be granted in part and denied in part.

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I. STANDARD OF REVIEW

A district court may designate a magistrate judge to "submit to a judge of the court proposed findings of fact and recommendations for the disposition" of dispositive pretrial matters, including motions to dismiss. 28 U.S.C. § 636(b)(1). Any party may object to the magistrate judge's proposed findings and recommendations, and the court "shall make a de novo determination of those portions of the report or specified proposed findings or recommendations to which objection is made." 28 U.S.C. § 636(b)(1). Objections to the magistrate's proposed findings and recommendations must be made "with sufficient specificity so as reasonably to alert the district court of the true ground for the objection." *United States v. Midgette,* 478 F.3d 616, 622 (4th Cir.), *cert. denied*, 551 U.S. 1157 (2007). However, the Court does not perform a de novo review where a party makes only "general and conclusory objections that do not direct the court to a specific error in the magistrate's proposed findings and recommendations." *Orpiano v. Johnson*, 687 F.2d 44, 47 (4th Cir. 1982). After reviewing the record, the court may accept, reject, or modify, in whole or in part, the findings or recommendations made by the magistrate judge or recommit the matter with instructions. 28 U.S.C. § 636(b)(1).[1]

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[1] While the Court ultimately has determined not to fully accept the recommendations of the Magistrate Judge after its de novo review, the Court strongly rejects Defendants' inaccurate (and ill-considered) attacks on the "rigor" of his analysis. The Court notes that its de novo review included cases submitted by Defendants that they could have but did not submit to the Magistrate Judge as well as an instructive decision from the Eastern District of North Carolina, which was not issued until after the M&R was prepared. Indeed, it appears that Defendants' erroneous definition of a "rigorous" or "conclusory" analysis depends heavily, if not entirely, on the outcome of the decision rather than the court's actual discussion. *See* Doc. 68 at p.7 (describing the decision of a Magistrate Judge that recommended denial of a motion to dismiss securities fraud claims in a 35-page opinion as "conclusory").

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A motion to dismiss under Federal Rule of Civil Procedure 12(b)(6) for "failure to state a claim upon which relief can be granted" tests whether the complaint is legally and factually sufficient. See Fed. R. Civ. P. 12(b)(6); *Ashcroft v. Iqbal*, 556 U.S. 662, 678 (2009); *Bell Atl. Corp. v. Twombly*, 550 U.S. 544, 570 (2007); *Coleman v. Md. Court of Appeals*, 626 F.3d 187, 190 (4th Cir. 2010), *aff'd*, 566 U.S. 30 (2012). A court need not accept a complaint's "legal conclusions, elements of a cause of action, and bare assertions devoid of further factual enhancement." *Nemet Chevrolet, Ltd. v. Consumeraffairs.com, Inc.*, 591 F.3d 250, 255 (4th Cir. 2009). The court, however, "accepts all well-pled facts as true and construes these facts in the light most favorable to the plaintiff in weighing the legal sufficiency of the complaint." *Id.* Construing the facts in this manner, a complaint must contain "sufficient factual matter, accepted as true, to state a claim to relief that is plausible on its face." *Id.*

Ordinarily, a plaintiff need only make "a short and plain statement of the claim showing that the pleader is entitled to relief." Fed. R. Civ. P. 8(a)(2). However, Rule 9(b) creates an exception to this liberal pleading standard and requires that "[i]n alleging fraud or mistake, a party must state with particularity the circumstances constituting fraud or mistake." Fed. R. Civ. P. 9(b). "This heightened pleading requirement serves to protect defendants' reputations from baseless accusations, eliminate meritless suits brought only to extract a settlement, discourage fishing expeditions, and provide defendants with enough information about a plaintiff's allegations to mount a defense." *Maguire Fin., LP v. PowerSecure Int'l, Inc.*, 876 F.3d 541, 546 (4th Cir. 2017) (citing *Pub. Emps.' Ret. Ass'n of Colo. v. Deloitte & Touche LLP*, 551 F.3d 305, 311 (4th Cir. 2009)).

Specifically, allegations of securities fraud claims under federal law are subject to strict pleading standards. Beyond the "heightened" pleading requirements for allegations of fraud, the

3

Private Securities Litigation Reform Act of 1995 ("PSLRA") imposes additional pleading requirements to prevent Securities Exchange Act claims from being "employed abusively to impose substantial costs on companies and individuals whose conduct conforms to the law." *See Tellabs, Inc. v. Makor Issues & Rights, Ltd.*, 551 U.S. 308, 313 (2007). Under the PSLRA, a securities fraud complaint must include "each statement alleged to have been misleading, the reason or reasons why the statement is misleading, and if an allegation regarding the statement or omission is made on information and belief, the complaint shall state with particularity all facts on which that belief is formed." 15 U.S.C. § 78u–4(b)(1)(B). Where a plaintiff alleges that a defendant's statements omitted material information, the plaintiff must identify an omitted fact and identify how omitting that fact rendered the statements misleading. *See Ottmann v. Hanger Orthopedic Grp., Inc.*, 353 F.3d 338, 342–43(4th Cir. 2003); *Longman v. Food Lion, Inc.*, 197 F.3d 675, 682 (4th Cir. 1999). Further, "the complaint shall ... state with particularity facts giving rise to a strong inference that the defendant acted with the required state of mind." Id. § 78u-4(b)(2)(A). If those "demanding" pleading requirements are not satisfied, the complaint must be dismissed. *See Cozzarelli*, 549 F.3d at 623.

II.   FACTUAL AND PROCEDURAL BACKGROUND

Defendant Capitala ("Capitala" or the "Company") is a business development company that invests in lower middle market companies through debt and equity, in a combination of subordinated ("mezzanine") or more senior "first-lien" type ("unitranche") positions. *See* Am. Class Action Compl. for Violation of the Fed. Sec. Laws (Dkt. No. 52) ("AC") ¶¶ 1, 11; 2016 Form 10-K at 1-2. Capitala's common stock trades under the ticker symbol "CPTA." AC ¶ 11.[2]

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[2] Paragraph numbers for the remainder of the Order will simply refer to ¶___, without further reference to the AC.

Plaintiffs are two purchasers of Capitala's common stock during the period of January 4, 2016 through August 7, 2017 (the putative "Class Period") who seek to represent a class of purchasers of Capitala's securities during the Class Period who were allegedly damaged by the disclosures made by the Company at the end of the Class Period.

The Company itself has no employees. ¶22. Rather, Capitala Investment Advisors (the "Investment Advisor") manages the Company, while Capitala Advisors Corp. provides the administrative services necessary for the Company to operate. ¶22. The Company's executive officers are part of the Investment Advisor's management team. ¶21. Defendant Alala is Capitala's Chairman and Chief Executive Officer and has been in that position throughout the putative Class Period. ¶ 12. Defendant Arnall is Capitala's Chief Financial Officer and has been in that position throughout the Class Period. ¶ 13. During the relevant period, the Investment Advisor's management team was comprised of Alala, Arnall, John F. McGlinn ("McGlinn), the Company's Chief Operating Officer, and Hunt Broyhill ("Broyhill"), a member of the Company's Board of Directors. ¶23. Alala, McGlinn, and Broyhill also served as the Investment Advisor's investment committee. ¶24.

Capitala makes investments based on the recommendations of the Investment Committee, which is further assisted by a team of "investment professionals." *See* 2015 Form 10-K at 2; 2017 Form 10-K at 3. Throughout the Class Period, Capitala identified both the members of the Investment Committee and the key investment professionals assisting the Committee, namely Christopher B. Norton, Michael S. Marr, Richard Wheelahan, Adam Richeson, and Davis Hutchens. *See* ¶ 34, ¶ 46. The Company also disclosed the number of other investment professionals that assisted the Investment Committee. As reflected in the Company's public filings, none of the members of the Investment Committee or key

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investment personnel named above left the Investment Advisor during the Class Period. The

Amended Complaint does not allege any details (such as name, position or role) regarding the

departure of any employees, at any level, from the Company during the putative Class Period.

Throughout the Class Period, Capitala also disclosed its investment strategy to

shareholders, as well as a complete list of its individual investments. The list of individual

investments noted which investments had been placed on "non-accrual status," and disclosed

the cost basis and current fair value of each investment, enabling investors to see which

portfolio companies were carried below cost and thus at risk of being placed on "non-accrual

status." In its public filings, the Company explained that if interest and/or principal payments

on a loan became 90 days or more past due, or if the Company did not otherwise expect the

borrower to be able to service its debt and other obligations, the Company placed the loan on

"non-accrual status," and generally stopped recognizing interest income on the loan.[3],[4]

Capitala further warned its shareholders that the companies to which Capitala loaned

money "may be in a weaker financial position and experience wider variations in their

operating results, which may make them more vulnerable to economic downturns." Moreover,

because Capitala did "not hold controlling equity positions in most of [its] portfolio

companies," Capitala was "not … in a position to exercise control over [its] portfolio

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[3] However, non-accrual status was not necessarily a permanent designation. Unlike a "write-off," the fact that an investment was placed on non-accrual status in one quarter did not mean that it would not improve in a future quarter or quarters, when it might then lose its non-accrual designation.

[4] The number of the Company's loans placed on "non-accrual status" varied over time. As of December 31, 2015, just before the alleged class period began, Capitala held five investments on non-accrual status. During the Class Period, the number of non-accrual investments dropped to as low as two investments as of September 30, 2016. After the Class Period ended, as of December 31, 2017, Capitala held four investments on non-accrual status.

companies or … prevent decisions by management of [its] portfolio companies that could decrease the value of [its] investments."

In sum, Capitala cautioned that its "investments are very risky and highly speculative," and that it "may experience fluctuations in [its] quarterly and annual results." Capitala also noted that its investments are "typically rated below investment grade" and referred to as "high-yield" or "junk."

Capitala paid the Investment Advisor fees for its investment and advisory management services, which included a base management fee, calculated at an annual rate of 1.75% of Capitala's gross assets, and an incentive fee, which was primarily based on Capitala's realized capital gains, if any. On January 4, 2016, Capitala announced that the Investment Advisor had "voluntarily agreed to waive all or such portion of the quarterly incentive fees earned by the Advisor that would otherwise cause Capitala's quarterly NII to be less than the distribution payments declared by Capitala's Board of Directors." ¶ 32; January 4, 2016 Form 8-K. As Alala then explained, this decision was made in light of "continued pressure on net investment income caused by non-performing investments," and due to management's continued focus on "doing the right thing and maintaining proper alignment with shareholders." ¶ 32.

Plaintiffs allege that during the Class Period, Defendants touted the experience of the Investment Advisor's "investment professionals" and that "[m]uch of our Investment Advisor's investment team has worked together screening opportunities, underwriting new investments and managing a portfolio of investments in smaller and lower middle-market companies through two recessions, a credit crunch, the dot-com boom and bust and a historic, leverage-fueled asset valuation bubble." ¶34. Defendants also warned investors that the Company's success "depends on the ability of Capitala Investment Advisors to attract and retain qualified [investment and administrative] personnel in a competitive environment," ¶36, as well as on the Investment

Advisor's "key personnel," consisting of its leadership team and "other senior investment

professionals." ¶37. As of March 2016, Defendants reported that "[T]he Investment Advisor's

investment team currently consists of the members of its investment committee, Messrs. Alala,

McGlinn and Broyhill, and a team of eighteen additional investment professionals." ¶38.

Plaintiffs further allege that during the course of the Class Period, the Investment

Advisor was experiencing what Defendants would later refer to as a "significant loss of

professionals" in both underwriting and portfolio" management. ¶56. The Investment Advisor's

staff shrunk from 18 "investment professionals" in March 2015 to 11 two years later in March

2017 – a reduction of approximately 40 percent ¶¶30, 38, 46.[5] This "drain of talent," as Alala

later referred to it, "mainly occur[red] in '15 through when we started hiring again last

December [2016]." ¶56.

This litigation followed the second quarter of 2017, when Capitala announced on

August 7, 2017 that six of its investments were on non-accrual status. ¶ 1. Also, Plaintiff alleges

that Defendants did not disclose the Investment Advisor's so-called "brain drain" and its

resulting impact on the Company's investment portfolio to investors until August 8, 2017, when

Defendants discussed the departure of employees and the perceived negative impact it had upon

the Company during the Company's earnings call. ¶¶55-56. The shares of the Company fell

$3.82 per share from August 8 to August 10, 2017, or approximately 30%, to close at $8.99 per

share on August 10, 2017.

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[5] In a separate section of the public filings, the number of "investment professionals" at the
Company was listed as similarly declining from 22 to 15 over the same two year period.

As discussed in more detail below, Plaintiffs bring claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and SEC Rule 10b-5 alleging that the Company's disclosures related to the waiver of the incentive fee due to Capitala Advisors and certain risk warning disclosures were materially false because they did not include disclosure of the alleged negative effects of the fee waiver and did not discuss the loss of investment employees.

III.   DISCUSSION

A. Motion to Dismiss

Section 10(b) of the Exchange Act, makes it unlawful "[t]o use or employ, in connection with the purchase or sale of any security ... any manipulative or deceptive device or contrivance in contravention of such rules and regulations as the Commission may prescribe." 15 U.S.C. § 78j(b). Section 10(b) is implemented by Rule 10b-5, which makes it unlawful "[t]o employ any device, scheme or artifice to defraud[;] [t]o make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made ... not misleading, or[;] [t]o engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person." 17 C.F.R. § 240.10b-5; *see generally In re Triangle Captial Corp. Sec. Litig.*, 2019 WL 1083777 (E.D.N.C. March 7, 2019).

Section 10(b) provides an implied private right of action, and the plaintiff in such an action "must prove (1) a material misrepresentation or omission by the defendant; (2) scienter; (3) a connection between the misrepresentation or omission and the purchase or sale of a security; (4) reliance upon the misrepresentation or omission; (5) economic loss; and (6) loss causation." *Stoneridge Inv. Partners v. Sci.-Atlanta, Inc.*, 552 U.S. 148, 157 (2008).

9

Section 20(a) of the Exchange Act imposes liability on "every person who, directly or indirectly, controls any person liable under any provision of [the Exchange Act]" ... "to the same extent as such controlled person" ... "unless the controlling person acted in good faith and did not directly or indirectly induce the act or acts constituting the violation or cause of action." 15 U.S.C. § 78t(a). "Section 20(a) is the vehicle for imposing liability on control persons. The liability of a control person under section 20(a) is derivative of—and dependent upon—liability of a controlled person under section 10(b)." *Singer v. Reali*, 883 F.3d 425, 438 (4th Cir. 2018) (citing *Yates v. Mun. Mortg. & Equity, LLC*, 744 F.3d 874, 894 n.8 (4th Cir. 2014)).

i. Material Misrepresentation or Omission

The first element necessary to state a claim under Rule 10b-5 is "a material misrepresentation or omission by the defendant." *Stoneridge Inv. Partners*, 552 U.S. at 157. "To allege a false statement or omission of material fact, plaintiffs must point to a factual statement or omission—that is, one that is demonstrable as being true or false." *Nolte v. Capital One Fin. Corp.*, 390 F.3d 311, 315 (4th Cir. 2004) (citing *Longman v. Food Lion, Inc.*, 197 F.3d 675, 682 (4th Cir. 1999)). A statement of opinion is only a false factual statement "if the statement is false, disbelieved by its maker, and related to matters of fact which can be verified by objective evidence." *Nolte*, 390 F.3d at 315.

"[C]laims based on forward looking statements are barred if the statement is: (1) identified as such and accompanied by meaningful cautionary language; (2) immaterial; or (3) not made with actual knowledge of its falsity." 15 U.S.C. § 78u-5(c)(1). A "forward looking statement" includes statements of (A) ... projection of revenues, income (including income loss), earnings (including earnings loss) per share, capital expenditures, dividends, capital structure, or other financial items; (B) ... plans and objectives of management for future operations; (C) ...

10

future economic performance, including any such statement contained in a discussion and analysis of financial condition by the management ...; and (D) ... the assumptions underlying or relating to any statement described in subparagraph (A), (B), or (C). Id. § 78u-5(i)(1); see also *Gasner v. Bd. of Sup'rs of the Cty. of Dinwiddie, Va.*, 103 F.3d 351, 358 (4th Cir. 1996) ("This is the so-called 'bespeaks caution' doctrine relied upon by various courts in concluding that claims of securities fraud are subject to dismissal if cautionary language in the offering document negates the materiality of the alleged misrepresentations or omissions.").

In addition to establishing that a statement or omission is false, a statement or omission must be material in order to be actionable. A "fact stated or omitted is material if there is a substantial likelihood that a reasonable purchaser or seller of a security (1) would consider the fact important in deciding whether to buy or sell the security or (2) would have viewed the total mix of information made available to be significantly altered by disclosure of the fact." *Singer*, 883 F.3d at 440 (quoting *U.S. S.E.C. v. Pirate Inv'r LLC*, 580 F.3d 233, 240 (4th Cir. 2009)). "Where fraudulent projections are alleged, the plaintiff must therefore identify in the complaint with specificity some reason why the discrepancy between a company's optimistic projections and its subsequently disappointing results is attributable to fraud." *Hillson Partners Ltd. P'ship v. Adage, Inc.*, 42 F.3d 204, 209 (4th Cir. 1994). "'Soft,' 'puffing' statements ... generally lack materiality because the market price of a share is not inflated by vague statements predicting growth." *Raab v. Gen. Physics Corp.*, 4 F.3d 286, 289 (4th Cir. 1993).

The Amended Complaint recites and describes in detail the statements that Plaintiffs contend are materially false and misleading. ¶¶ 32-53. Plaintiffs challenge three categories of statements: (1) a press release describing the incentive fee waiver (the "Incentive Fee Statement") (¶ 32); (2) statements in the Company's 2015 and 2016 "10-K" Annual Reports

11

regarding the Investment Advisor's investment committee and investment professionals (the "Investment Professionals Statements") (¶¶ 34-35, 38-39, 46-47, 50-51); and (3) risk disclosures made by Capitala related to its ability to attract and retain qualified personnel and dependence on key employees (the "Risk Disclosure Statements") (¶¶ 36-37, 40-45, 48-49, 52-53). As discussed below, the Amended Complaint fails to sufficiently allege falsity or a misleading omission as to each of these statements under the PSLRA. *See generally*, Phillips v. Triad Guar. Inc., No. 1:09cv71, 2015 WL 1457980 (M.D.N.C. Mar. 30, 2015).

With respect to the Incentive Fee Statement, Plaintiffs contend that the January 4, 2016 Press Release was "materially false and misleading" because Defendants knew or were reckless in not knowing that the Investment Advisor's waiver of the incentive fees would result in "a significant loss of professionals in both underwriting and portfolio [management]," with "[a] lot of people that had underwritten some deals" "no longer [employed] at the firm." Plaintiff claims that by touting to the market the positive effects that the Investment Advisor's waiver of the incentive fees was expected to produce, Defendants became duty bound to disclose information about the waiver's impact, including disclosure "about the impact that the waiver of incentive fees could have upon the Investment Advisor in terms of its employee morale, compensation, and hiring and retention" which in turn "could compromise its ability to provide quality underwriting and investment portfolio management services to the Company." ¶33.

First, the Amended Complaint does not allege that the Incentive Fee Statement was itself false; that is, that it failed to accurately describe the Investment Advisor's voluntary agreement to waive all or a portion of its quarterly incentive fees. Nor do Plaintiffs' allege that the reason given for the waiver – to help support the ability of the company to cover distributions to shareholders – was untruthful.

Rather, Plaintiffs contend that the Company was reckless in not including in the press release a description of the potential negative consequences of the fee waiver. However, the Amended Complaint does not allege that *at the time the statement was made* the Company knew that the fee waiver would have any of the negative consequences that later occurred. In the absence of such knowledge, a truthful statement about a corporate action (and the reasons for it) cannot become the basis for a materially false and misleading statement simply because the action later turns out to have negative consequences.[6] *See Nolte*, 390 F.3d at 315 (A statement of opinion is only a false factual statement "if the statement is false, disbelieved by its maker, and related to matters of fact which can be verified by objective evidence."); s*ee also In re Triangle Capital Corp.*, at *11. (Retrospective statements about unsuccessful investments held insufficient to adequately plead that defendants disbelieved initial statements that the investments were quality investments, which in turn made "the complaint's allegations regarding the falsity of defendants' opinion statements deficient.") Accordingly, the Amended Complaint fails to sufficiently allege that the Incentive Fee Statement was materially false and misleading.

Similarly, Plaintiffs contend that the second category of statements describing the Investment Advisor's investment committee, the number of investment professionals working with the investment committee and the overall experience and qualifications of those professionals is materially false and misleading because the statements did not disclose that the Investment Advisor's waiver of the incentive fees had resulted in a significant loss of

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[6] And, this conclusion would not be changed by an allegation that the Company could have or even should have foreseen the negative consequences of the incentive fee waiver. First, the issue before the Court in the context of a claim under Sections 10(b) and 20(a) is whether the defendants committed fraud, not corporate negligence or breach of fiduciary duty. Further, to the extent that Plaintiffs might allege that a reasonable business executive should have foreseen such risks, Plaintiffs would also need to allege with specificity why a prudent investor would not also have been able to foresee the same potential risks.

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professionals and had compromised the Investment Advisor's ability to provide quality

underwriting and investment portfolio management services to the Company. *See, e.g.*, ¶¶35, 39.

Again, however, Plaintiffs do not allege that anything said in the Investment Professionals

Statements is untrue.

The Investment Professionals Statements lists the members of the Investment Advisor's

investment committee, states the number of investment professionals working with them (which

the filings show declining over time from 18 in the 2014 10-K to 13 in the 2015 10-K to 11 in

the 2016 10-K) and describes their collective experience. While Plaintiffs allege that there were

fewer investment professionals involved with the investment committee over time, they have not

alleged that the number of investment professionals is incorrect or hidden (which it is plainly

not), challenged the veracity of the listing of committee members[7] or alleged that the statements

about the collective experience of the investment team is untrue, either as an initial matter or as a

result of the departure of investment professionals.

Instead, Plaintiffs assert that the statements are materially misleading because the

Company omitted any discussion of the alleged connection between the Investment Advisor's

fee waiver and the departure of investment professionals and the resulting negative effect on

investments.[8] "Rule 10b–5 implements [§ 10(b)] by making it unlawful to … omit to state a

material fact necessary in order to make the statements made, in the light of the circumstances

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[7] Regarding the composition of the investment committee, Defendants point out that none of the members of the investment committee or other key personnel listed in the Amended Complaint left their employment during the putative Class Period. Also, as noted above, the Amended Complaint does not contain any allegations regarding the identity, position, role or experience level of any investment professional who departed during the Class Period.

[8] As discussed below, the Company's loan investments were disclosed in each report (and there is no allegation to the contrary) so investors were provided information from which they could evaluate the status of those investments both independently and in relation to the stated number of investment professionals.

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under which they were made, not misleading.'" *Matrixx Initiatives, Inc. v. Siracusano*, 563 U.S. 27, 37 (2011) (quoting 17 C.F.R. § 240.10b–5(b)). Even assuming materiality, Plaintiffs have not sufficiently alleged an actionable omission.

The Supreme Court in *Matrixx* wrote, "it bears emphasis that § 10(b) and Rule 10b–5(b) do not create an affirmative duty to disclose any and all material information. Disclosure is required under these provisions only when necessary "to make ... statements made, in the light of the circumstances under which they were made, not misleading. *Id*. at 44, *citing*, 17 C.F.R. § 240.10b–5(b); *see also Basic Inc. v. Levinson*, 485 U.S. 224, 239 n. 17 (1988) ("Silence, absent a duty to disclose, is not misleading under Rule 10b–5").[9] Applying this standard, Plaintiffs have not established that it was necessary for the Company to explain the *reason* for the decline in the total number of investment professionals[10] to avoid the statements being misleading. While the reason for a decline in the number of investment professionals might or might not be material to an investor (and might in any event be viewed positively or negatively), the Company did not make *any* disclosure regarding a reason for the change in the number of investment professionals. Therefore, no investor was misled into relying on an inaccurately stated reason.

Put another way, absent an affirmative duty to disclose the reason(s) for the change in the number of investment professionals (for which no authority has been cited), the Company had no duty to provide such reasons, unless it chose to do so, which the Company did not do. Indeed, applying Plaintiffs' argument more broadly, companies routinely present a wealth of information

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[9] *See Gallagher v. Abbott Labs*., 269 F.3d 806, 808 (7th Cir.2001) ("Much of plaintiffs' argument reads as if firms have an absolute duty to disclose all information material to stock prices as soon as news comes into their possession. Yet that is not the way the securities laws work. We do not have a system of continuous disclosure. Instead firms are entitled to keep silent (about good news as well as bad news) unless positive law creates a duty to disclose.").

[10] The *number* of the investment professionals was, however, specifically disclosed and has not been challenged as untrue.

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on revenue, expenses, employee counts and many other aspects of their operations without explaining in detail why each number went up or down. To hold that a *fraudulent* omission sufficient to create potential liability can be created from a Company's failure to explain[11] why an accurately stated operational statistic has changed from a previous public securities filing would greatly expand the scope of potentially liability under Section 10(b) contrary to the letter and spirit of the PSLRA and the Court declines to do so.

Therefore, Plaintiffs have not sufficiently plead that the Investment Professionals Statements were materially false or misleading.

The final category of statements on which Plaintiffs base their claims are the Risk Disclosure Statements. In those statements, the Company warned investors that:

> ***Our success depends on the ability of Capitala Investment Advisors to attract and retain qualified personnel in a competitive environment.***

and

> ***We depend upon Capitala Investment Advisors' key personnel for our future success.***

Plaintiffs contend that these risk disclosures, along with the explanatory text that followed them, were materially false and misleading because "the risk of which Defendants warned in the 2015 10-K had already materialized." ¶39. Specifically, Plaintiffs allege that Defendants' failure to disclose that the Company's ability to attract and retain qualified personnel in a competitive environment had already been compromised because of the incentive fee waiver rendered the foregoing statements false and misleading.

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[11] This holding would of course not apply to a company's failure to *accurately* explain the reason for a change in a financial or operating statistic if it chose to give an explanation. Failing to accurately describe the reasons for a change in those circumstances might be the basis for a claim under Section 10(b) and 20(a).

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First, the Court agrees with Plaintiffs that the "inherently prospective" nature of risk disclosures does not mean, as Defendants contend, that such statements can never be the basis for a materially false or misleading statement. On the contrary, a risk disclosure that discusses a risk that has already come to fruition as only a "potential" risk might, under appropriate circumstances, be the basis for a claim that the disclosure is false or misleading. For example, it would plainly be misleading for a company to disclose in general terms the "risk" that "material contracts may be terminated," while failing to disclose that the counterparty to its largest contract has already requested termination. *See, e.g.,Siracusano v. Matrixx Initiatives, Inc.*, 585 F.3d 1167, 1171, 1181 (9th Cir. 2009, *aff'd*, 563 U.S. 27, 37 (2011) ("Risk Factors" in a company's SEC filings were misleading for warning of potential exposure to product liability claims without disclosing that the company had already been sued); *Williams v. Globus Med., Inc.,* 869 F.3d 235, 242 (3d Cir. 2017) ("We agree that a company may be liable under Section 10b for misleading investors when it describes as hypothetical a risk that has already come to fruition"); *Rombach v. Chang*, 355 F.3d 164, 173 (2d Cir. 2004) ("Cautionary words about future risk cannot insulate from liability the failure to disclose that the risk has transpired"); *Flynn v. Sientra, Inc.*, No. CV 15-07548 SJO (RAOx), 2016 WL 3360676, at *10-12 (C.D. Cal. June 9, 2016) (warning of manufacturing problems misleading where serious regulatory issues had already transpired); *City of Providence v. Aeropostale, Inc.*, No. 11 CIV. 7132 CM THK, 2013 WL 1197755, at *14 (S.D.N.Y. Mar. 25, 2013) ("Even assuming that Defendants sufficiently identified the correct risk factors for the public," "the disclosures failed to warn investors that the risks were not hypothetical—which, of course, dramatically increased the possibility of adverse consequences. That is what makes the forward-looking disclosures misleading").

However, the possibility that risk disclosures may be actionable does not make them so in this case. Here, in light of the disclosures discussed above – which disclosed the identity of the key personnel operating the Investment Committee and the (declining) number of investment professionals in the company – Plaintiffs have not sufficiently plead that the risk disclosures are misleading. At the same time the Company disclosed the "risks" of attracting and retaining key personnel the Company also disclosed the identities of the key personnel and the numbers of investment professionals working in the business. Therefore, investors would not have been misled concerning the degree to which the "risk" of employee departures had been realized – investors were specifically told about the names and/or numbers of people still working for the company in another section of the same document (which could readily be compared to earlier public filings).

Further, to the extent that Plaintiffs allege that the "risks" attendant to the failure to retain employees had been realized but was undisclosed because the Company did not reveal that the status of the Company's investments had been affected by the employee departures, the Company also provided other disclosures that prevented the risk disclosures from being misleading in this manner. Specifically, the Company disclosed to its investors quarterly the cost and fair value status of all the investments eventually placed on non-accrual status (and there is no allegation to the contrary). Thus, investors were provided information from which they could evaluate the status of those investments both independently and in relation to the stated number of investment professionals. Accordingly, "absent additional particularized facts, the court cannot reasonably infer defendants were making false material statements" with respect to the Risk Disclosure Statements. See *In re Triangle Capital Corp.*, at *14.

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ii. Scienter

Defendants argue that in addition to failing to properly plead a material misstatement or omission, the Amended Complaint does not sufficiently allege the required "strong inference" of scienter, "a mental state embracing intent to deceive, manipulate, or defraud." *See Tellabs, Inc. v. Makor Issues & Rights, Ltd*., 551 U.S. 308, 319 (2007). While the discussion above suggests a further amended pleading, if one is filed, will need to pay careful attention to sufficiently pleading scienter as well as material misstatements or omissions, because the Court finds that Plaintiffs have failed to plead sufficient facts to show Defendants have made false material statements or omissions, the Court does not reach the issue of whether the Amended Complaint adequately alleges scienter.

B. Motion to Strike Exhibits to the Rezek Declaration

Finally, the Court addresses Plaintiffs' Motion to Strike Certain Exhibits to the Declaration of Bethany M. Rezek. In Plaintiffs' motion, they argue that Exhibit 4 to the Rezek Declaration, a purported transcript from a Capitala earnings call hosted by Defendants in March 2016; Exhibit 10, slides from Defendants' investor presentation; Exhibit 11, Capitala's 2017 10-K; and Exhibit 12, a chart of statements challenged in the Amended Class Action Complaint should be stricken and not considered by the Court in ruling on Defendants' Motion to Dismiss. They argue that these Exhibits are not (1) attached to or incorporated into the Amended Class Action Complaint, (2) generally known within this Court's territorial jurisdiction, or (3) the type of documents whose authenticity and accuracy cannot reasonably be questioned and thus not properly the subjects of judicial notice.

The Magistrate Judge granted the motion as to each of the challenged exhibits. The Federal Rules of Civil Procedure as well as Supreme Court and Fourth Circuit precedent bind this Court to consider only the allegations of the Amended Class Action Complaint and the "documents attached or incorporated into the complaint." <u>Zak v. Chelsea Therapeutics Int'l, Ltd.</u>, 780 F.3d 597, 606 (4th Cir. 2015). Consideration of a document attached to a motion to dismiss is allowed only when it is "integral to and explicitly relied on in the complaint" and when "the plaintiffs do not challenge [the document's] authenticity." <u>Id.</u> (internal quotations omitted); <u>see</u> <u>Cozzarelli</u>, 549 F.3d at 625 (court considered investment analyst reports attached to defendants' motion to dismiss because the complaint quoted from those reports and plaintiffs did not challenge their authenticity).

There is, however, a narrow exception to this rule "under which courts are permitted to consider facts and documents subject to judicial notice without converting the motion to dismiss into one for summary judgment." <u>Zak</u>, 780 F.3d at 607. Under Federal Rule of Evidence 201, courts may judicially notice a fact that is not subject to reasonable dispute, so long as the fact is "generally known within the court's territorial jurisdiction" or "can be accurately and readily determined from sources whose accuracy cannot reasonably be questioned." <u>Id.</u>

Applying these standards to the challenged exhibits, the Court agrees that Exhibits 4 and 10 are not appropriately considered at this stage of the litigation and that Exhibit 12 (which Defendants acknowledge is only offered for illustrative purposes) need not be considered in the Court's discretion. However, the Court will overrule the striking of Exhibit 11 and consider that Exhibit as part of the record, although it need not rely on Exhibit 11 in reaching the rulings stated above.

Exhibit 11, Capitala's 2017 10-K, is a public filing subject to proper judicial notice and Plaintiffs cited the Form 10-K in the Amended Complaint. *See* AC ¶¶ 58, 62. Therefore, the motion to strike should not have been granted with respect to that exhibit. *See, e.g., Zak*, 780

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F.3d at 606–07 (stating that a document can be considered at the motion to dismiss stage when it is "explicitly relied on in the complaint"); *Cozzarelli*, 549 F.3d at 625 (considering investment reports "attached to defendants' motion to dismiss and cited in plaintiffs' complaint"); *see also Knurr*, 272 F. Supp. 3d at 789 (ruling that consideration of SEC filings and other documents attached to dismissal motion was appropriate because they were "integral to or explicitly referenced in the [c]omplaint").

Accordingly, the Court will uphold the Magistrate Judge's ruling granting Plaintiffs' motion to strike as to Exhibits 4, 10 and 12 and but will reconsider the ruling as to Exhibit 11 and deny the motion as to that Exhibit.

IV.   CONCLUSION

NOW THEREFORE IT IS ORDERED THAT:

1. Defendants' Motion to Dismiss Plaintiffs' Amended Class Action Complaint is GRANTED, and Plaintiffs Amended Complaint is dismissed *without* prejudice;

2. If Plaintiffs choose to file a motion seeking to further amend their complaint in accordance with this ruling, they must do so within 30 days of the date of this Order;

3. Plaintiffs' Motion to Strike Certain Exhibits to the Declaration of Bethany M. Rezek in Support of Defendants' Motion…," Doc. 60, is GRANTED as to Exhibits 4, 10 and 12 and DENIED as to Exhibit 11; and

4. If Plaintiffs do not file a Second Amended Complaint as allowed above, the Clerk is directed to close this case.

     SO ORDERED ADJUDGED AND DECREED

Signed: August 15, 2019



Kenneth D. Bell
United States District Judge

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